

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Neil Cole, President and CEO
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

> **Re:** **Iconix Brand Group, Inc.**
> **Form 10-K**
> **File No. 001-10593**

Dear Mr. Cole:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director

FAX: (212) 391-0127